FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:              May 2007

Commission File Number:    0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 – 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                         Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
(Registrant)

By:	/s/ A. David Long A. David Long, Corporate Secretary

Dated: May 30, 2007

MIRAMAR MINING CORPORATION

May 29, 2007	NEWS RELEASE 07-11	MAE – TSX MNG – Amex

Miramar Reports Receipt of Approval for Con Mine Closure and Reclamation Plan;
–    Miramar launches website to communicate reclamation progress at the Con Mine    –
www.conmine.ca/s/Home.asp
–    Con Mine History Book Completed    –

VANCOUVER — Miramar Mining Corporation announced today the successful re-start of the autoclave at the Con Mine on May 6, 2007 as part of its ongoing reclamation activity at the mine in Yellowknife. The autoclave will process all of the remaining arsenic bearing sludges and calcines left on site from historic roaster operations prior to Miramar’s ownership of the mine. This process will generate an environmentally safe and stable arsenic mineral called scorodite. This final stabilization of all of the remaining arsenic sludges and calcines is expected to be completed in the third quarter of 2007 paving the way for the final cleaning and demolition of the surface processing facilities at the Con Mine (the Blend Plant, the Mill and the Autoclave) in late 2007 or early 2008.

After a four year period and the contributions of a working group comprised of technical experts representing the federal and territorial governments, the City of Yellowknife, the Stanton Regional Health Board, local Aboriginal groups and other stakeholders, the Closure and Reclamation Plan for Con Mine was approved by the McKenzie Valley Land and Water Board.

“Although clean up activities have been underway for some time, we are pleased to be in a position to officially start reclamation of the Con Mine following the recent approval of the Con Mine Closure and Reclamation Plan by the Mackenzie Valley Land and Water Board.” said Tony Walsh, Miramar’s President and CEO. “Although mining at the Con has come to an end, we look forward to continuing our partnership with the City of Yellowknife, the Northwest Territory and it’s constituents for many years to come. We endeavour to maintain a high level of environmental stewardship in all of our activities and operations.”

Miramar also announced today the launch of a website dedicated to communicating the status and progress of reclamation at the Con Mine to all residents of Yellowknife and to the public at large. This site can be accessed at the following internet address: http://www.conmine.ca/s/Home.asp . Provision has been incorporated at this site for Yellowknife residents to request information from Miramar on the status of its reclamation activity at the Con Mine site.

Con Mine History Book

Miramar also congratulates the N.W.T. Mining Heritage Society on their publication of a new history book entitled “Con Mine — A Pictorial History”. It is more than just a history book in that the book was designed primarily as a photo history combined with stories of the many people who lived and worked at the Con. The book will be distributed to former and current Con employees (many of which contributed to the book with their stories and photographs). The book will also be sold as a fundraising vehicle through the NWT and Nunavut Chamber of Mines, the Northern Frontier Visitors Centre or directly through the Heritage Society for $20.00 a copy.

Miramar is proud to have commissioned and funded the book as a dedication to the Con Mine and to the City of Yellowknife.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning reclamation activities and reclamation costs and obligations at its Con Mine in Yellowknife, NWT. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statement including, without limitation, uncertainties involved in processing rates; accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with the activities of reclamation, the possibility of unexpected costs and expenses relating to environmental issues; uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to environmental liabilities and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the dates the statements are made. Miramar undertakes no obligation to updated these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information contact:
Larry Connell, General Manager Environment, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731Toll Free: 1-800-663-8780
Email:   nfo@miramarmining.com